                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            Netergy Networks, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, Par Value $0.001
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   64111F108
                           --------------------------
                                (CUSIP Number)

                               December 31, 2000
              ---------------------------------------------------
              Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[_]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                         ----------------------------
  Cusip No.  64111F108               13G                 Page 2 of 16 Pages
---------------------------                         ----------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Citadel Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]

                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Illinois limited partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   $3,750,000 principal amount of Series A Convertible
                              Notes (convertible into 531,915 shares of Common
     OWNED BY                  Stock) /(1)(2)/
       EACH               $3,750,000 principal amount of Series B Convertible
                              Notes (convertible into 105,634 shares of Common
    REPORTING                 Stock) /(1)(2)/
      PERSON              Series A Warrants (exercisable into 531,915 shares
                              of Common Stock)/(2)/
       WITH               Series B Warrants (exercisable into 105,634 shares
                              of Common Stock)/(2)/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7.

                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.
                                                                    [_]
      CERTAIN SHARES
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11. Approximately 4.8% as of December 31, 2000. (Based on 25,408,221 shares of Common Stock issued and outstanding as of November 10, 2000, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and Series B Convertible Notes and exercise of the Series A Warrants and the Series B Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN; HC
------------------------------------------------------------------------------


/(1)/ The Series A Convertible Notes and Series B Convertible Notes also accrue at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

/(2)/ See footnote 2 in Item 4.

---------------------------                         ----------------------------
  Cusip No.  64111F108               13G                 Page 3 of 16 Pages
---------------------------                         ----------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GLB Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]

                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Delaware limited partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   $3,750,000 principal amount of Series A Convertible
                              Notes (convertible into 531,915 shares of Common
     OWNED BY                 Stock) /(1)(2)/
       EACH               $3,750,000 principal amount of Series B Convertible
                              Notes (convertible into 105,634 shares of Common
    REPORTING                 Stock) /(1)(2)/
      PERSON              Series A Warrants (exercisable into 531,915 shares
                              of Common Stock)/(2)/
       WITH               Series B Warrants (exercisable into 105,634 shares
                              of Common Stock)/(2)/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7.

                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.
                                                                    [_]
      CERTAIN SHARES
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11. Approximately 4.8% as of December 31, 2000. (Based on 25,408,221 shares of Common Stock issued and outstanding as of November 10, 2000, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and Series B Convertible Notes and exercise of the Series A Warrants and the Series B Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN; HC
------------------------------------------------------------------------------


/(1)/ The Series A Convertible Notes and Series B Convertible Notes also accrue at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

/(2)/ See footnote 2 in Item 4.

---------------------------                         ----------------------------
  Cusip No.  64111F108               13G                 Page 4 of 16 Pages
---------------------------                         ----------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Citadel Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]

                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   $3,750,000 principal amount of Series A Convertible
                              Notes (convertible into 531,915 shares of Common
     OWNED BY                 Stock) /(1)(2)/
       EACH               $3,750,000 principal amount of Series B Convertible
                              Notes (convertible into 105,634 shares of Common
    REPORTING                 Stock) /(1)(2)/
      PERSON              Series A Warrants (exercisable into 531,915 shares
                              of Common Stock)/(2)/
       WITH               Series B Warrants (exercisable into 105,634 shares
                              of Common Stock)/(2)/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7.

                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.
                                                                    [_]
      CERTAIN SHARES
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11. Approximately 4.8% as of December 31, 2000. (Based on 25,408,221 shares of Common Stock issued and outstanding as of November 10, 2000, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and Series B Convertible Notes and exercise of the Series A Warrants and the Series B Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO; HC
------------------------------------------------------------------------------


/(1)/ The Series A Convertible Notes and Series B Convertible Notes also accrue at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

/(2)/ See footnote 2 in Item 4.

---------------------------                         ----------------------------
  Cusip No.  64111F108               13G                 Page 5 of 16 Pages
---------------------------                         ----------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kenneth Griffin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]

                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      U.S. Citizen
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   $3,750,000 principal amount of Series A Convertible
                              Notes (convertible into 531,915 shares of Common
     OWNED BY                 Stock) /(1)(2)/
       EACH               $3,750,000 principal amount of Series B Convertible
                              Notes (convertible into 105,634 shares of Common
    REPORTING                 Stock) /(1)(2)/
      PERSON              Series A Warrants (exercisable into 531,915 shares
                              of Common Stock)/(2)/
       WITH               Series B Warrants (exercisable into 105,634 shares
                              of Common Stock)/(2)/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7.

                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.
                                                                    [_]
      CERTAIN SHARES
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11. Approximately 4.8% as of December 31, 2000. (Based on 25,408,221 shares of Common Stock issued and outstanding as of November 10, 2000, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and Series B Convertible Notes and exercise of the Series A Warrants and the Series B Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------


/(1)/ The Series A Convertible Notes and Series B Convertible Notes also accrue at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

/(2)/ See footnote 2 in Item 4.

---------------------------                         ----------------------------
  Cusip No.  64111F108               13G                 Page 6 of 16 Pages
---------------------------                         ----------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Wellington Partners Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]

                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Illinois limited partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   $3,750,000 principal amount of Series A Convertible
                              Notes (convertible into 531,915 shares of Common
     OWNED BY                 Stock) /(1)(2)/
       EACH               $3,750,000 principal amount of Series B Convertible
                              Notes (convertible into 105,634 shares of Common
    REPORTING                 Stock) /(1)(2)/
      PERSON              Series A Warrants (exercisable into 531,915 shares
                              of Common Stock)/(2)/
       WITH               Series B Warrants (exercisable into 105,634 shares
                              of Common Stock)/(2)/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7.

                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.
                                                                    [_]
      CERTAIN SHARES
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11. Approximately 4.8% as of December 31, 2000. (Based on 25,408,221 shares of Common Stock issued and outstanding as of November 10, 2000, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and Series B Convertible Notes and exercise of the Series A Warrants and the Series B Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN; HC
------------------------------------------------------------------------------


/(1)/ The Series A Convertible Notes and Series B Convertible Notes also accrue at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

/(2)/ See footnote 2 in Item 4.

---------------------------                         ----------------------------
  Cusip No.  64111F108               13G                 Page 7 of 16 Pages
---------------------------                         ----------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Wingate Capital Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]

                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Cayman Islands company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   $3,750,000 principal amount of Series A Convertible
                              Notes (convertible into 531,915 shares of Common
     OWNED BY                 Stock) /(1)(2)/
       EACH               $3,750,000 principal amount of Series B Convertible
                              Notes (convertible into 105,634 shares of Common
    REPORTING                 Stock) /(1)(2)/
      PERSON              Series A Warrants (exercisable into 531,915 shares
                              of Common Stock)/(2)/
       WITH               Series B Warrants (exercisable into 105,634 shares
                              of Common Stock)/(2)/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7.

                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.
                                                                    [_]
      CERTAIN SHARES
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11. Approximately 4.8% as of December 31, 2000. (Based on 25,408,221 shares of Common Stock issued and outstanding as of November 10, 2000, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and Series B Convertible Notes and exercise of the Series A Warrants and the Series B Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO
------------------------------------------------------------------------------


/(1)/ The Series A Convertible Notes and Series B Convertible Notes also accrue at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

/(2)/ See footnote 2 in Item 4.

---------------------------                         ----------------------------
  Cusip No.  64111F108               13G                 Page 8 of 16 Pages
---------------------------                         ----------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kensington Global Strategies Fund, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]

                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Bermuda company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   $3,750,000 principal amount of Series A Convertible
                              Notes (convertible into 531,915 shares of Common
     OWNED BY                 Stock) /(1)(2)/
       EACH               $3,750,000 principal amount of Series B Convertible
                              Notes (convertible into 105,634 shares of Common
    REPORTING                 Stock) /(1)(2)/
      PERSON              Series A Warrants (exercisable into 531,915 shares
                              of Common Stock)/(2)/
       WITH               Series B Warrants (exercisable into 105,634 shares
                              of Common Stock)/(2)/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7.

                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.
                                                                    [_]
      CERTAIN SHARES
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11. Approximately 4.8% as of December 31, 2000. (Based on 25,408,221 shares of Common Stock issued and outstanding as of November 10, 2000, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and Series B Convertible Notes and exercise of the Series A Warrants and the Series B Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO; HC
------------------------------------------------------------------------------


/(1)/ The Series A Convertible Notes and Series B Convertible Notes also accrue at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

/(2)/ See footnote 2 in Item 4.

---------------------------                         ----------------------------
  Cusip No.  64111F108               13G                 Page 9 of 16 Pages
---------------------------                         ----------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Fisher Capital Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]

                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Cayman Islands company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   $3,750,000 principal amount of Series A Convertible
                              Notes (convertible into 531,915 shares of Common
     OWNED BY                 Stock) /(1)(2)/
       EACH               $3,750,000 principal amount of Series B Convertible
                              Notes (convertible into 105,634 shares of Common
     REPORTING                 Stock) /(1)(2)/
      PERSON              Series A Warrants (exercisable into 531,915 shares
                              of Common Stock)/(2)/
       WITH               Series B Warrants (exercisable into 105,634 shares
                              of Common Stock)/(2)/
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7.

                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.
                                                                    [_]
      CERTAIN SHARES
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11. Approximately 4.8% as of December 31, 2000. (Based on 25,408,221 shares of Common Stock issued and outstanding as of November 10, 2000, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and Series B Convertible Notes and exercise of the Series A Warrants and the Series B Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO
------------------------------------------------------------------------------


/(1)/ The Series A Convertible Notes and Series B Convertible Notes also accrue at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

/(2)/ See footnote 2 in Item 4.

------------------------                              --------------------------
  Cusip No. 64111F108                   13G                Page 10 of 16 Pages
------------------------                              --------------------------


Item 1(a)      Name of Issuer: Netergy Networks, Inc.

     1(b)      Address of Issuer's Principal Executive Offices:

                               2445 Mission College Blvd.
                               Santa Clara, California 95054

Item 2(a)      Name of Person Filing
Item 2(b)      Address of Principal Business Office
Item 2(c)      Citizenship

                               Citadel Limited Partnership
                               225 W. Washington
                               9th Floor
                               Chicago, Illinois 60606
                               Illinois limited partnership

                               GLB Partners, L.P.
                               225 W. Washington
                               9th Floor
                               Chicago, Illinois 60606
                               Delaware limited partnership

                               Citadel Investment Group, L.L.C.
                               225 W. Washington
                               9th Floor
                               Chicago, Illinois 60606
                               Delaware limited liability company

                               Kenneth Griffin
                               225 W. Washington
                               9th Floor
                               Chicago, Illinois 60606
                               U.S. Citizen

----------------------------                       -----------------------------
  CUSIP No. 64111F108                  13G               Page 11 of 16 Pages
----------------------------                       -----------------------------



                    Wellington Partners Limited Partnership
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Illinois limited partnership

                    Wingate Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Cayman Islands company

                    Kensington Global Strategies Fund, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Bermuda company

                    Fisher Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Cayman Islands company

      2(d)      Title of Class of Securities:

                    Common Stock, par value $0.001 per share

      2(e)      CUSIP Number:  64111F108


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                (a)    [__]   Broker or dealer registered under Section 15 of
                              the Exchange Act;

                (b)    [__]   Bank as defined in Section 3(a)(6) of the Exchange
                              Act;

                (c)    [__]   Insurance company as defined in Section 3(a)(19)
                              of the Exchange Act;

                (d)    [__]   Investment company registered under Section 8 of
                              the Investment Company Act;

                (e)    [__]   An investment adviser in accordance with Rule 13d-
                              1(b)(1)(ii)(E);

                (f)    [__]   An employee benefit plan or endowment fund in
                              accordance with Rule 13d-1(b)(1)(ii)(F);

----------------------------                          --------------------------
  Cusip No. 64111F108                   13G               Page 12 of 16 Pages
----------------------------                          --------------------------



                (g)    [__]   A parent holding company or control person in
                              accordance with Rule 13d-1(b)(ii)(G);

                (h)    [__]   A savings association as defined in Section 3(b)
                              of the Federal Deposit Insurance Act;

                (i)    [__]   A church plan that is excluded from the definition
                              of an investment company under Section 3(c)(14) of the Investment Company Act;

                (j)    [__]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4          Ownership:

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
WELLINGTON PARTNERS LIMITED PARTNERSHIP
WINGATE CAPITAL LTD.
KENSINGTON GLOBAL STRATEGIES FUND, LTD.
FISHER CAPITAL LTD.

      (a)       Amount beneficially owned:

$3,750,000 principal amount of Series A Convertible Notes (convertible into
      531,915 shares of Common Stock)/(1)(2)/
$3,750,000 principal amount of Series B Convertible Notes (convertible into
      105,634 shares of Common Stock)/(1)(2)/
Series A Warrants (exercisable into 531,915 shares of Common Stock)/(2)/ Series B Warrants (exercisable into 105,634 shares of Common Stock)/(2)/

      (b)       Percent of Class:

Approximately 4.8% as of December 31, 2000. (Based on 25,408,221 shares of Common Stock issued and outstanding as of November 10, 2000, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and Series B Convertible Notes and exercise of the Series A Warrants and Series B Warrants referred to in item (a) above.)

      (c)       Number of shares as to which such person has:

                (i)          sole power to vote or to direct the vote:

                                    0

/(1)/ The Series A Convertible Notes and Series B Convertible Notes also accrue at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

----------------------------                          --------------------------
  CUSIP No. 64111F108                   13G              Page 13 of 16 Pages
----------------------------                          --------------------------


                (ii)         shared power to vote or to direct the vote:

                             See item (a) above.

                (iii) sole power to dispose or to direct the disposition of:

                             0

                (iv) shared power to dispose or to direct the disposition of:

                             See item (a) above.


/(2)/ The Series A Convertible Notes (the "Series A Notes") and the Series B Convertible Notes (the "Series B Notes") accrue interest at the rate of 4.0% per annum, payable semiannually in cash or Common Stock at the discretion of the Company. The securities reported herein include securities that the holders may acquire in the future through (i) the conversion of the Series A Notes, which may be converted by the Reporting Persons at any time prior to and including December 15, 2002 (subject to extension in certain circumstances) into shares of Common Stock at a conversion price equal to $7.05 (subject to adjustments to prevent dilution) (the "Series A Conversion Price"), (ii) the conversion of the Series B Notes, which may be converted by the Reporting Persons at any time prior to and including December 15, 2002 (subject to extension in certain circumstances) into shares of Common Stock at a conversion price equal to $35.50 (subject to adjustments to prevent dilution) (the "Series B Conversion Price"),
(iii) the exercise by the Reporting Persons at any time prior to and including December 15, 2002 of warrants to purchase up to 531,915 shares of Common Stock (the "Series A Warrants") and (iv) the exercise by the Reporting Persons at any time prior to and including December 15, 2002 of warrants to purchase up to 105,634 shares of Common Stock (the "Series B Warrants"). The exercise price of the Series A Warrants is equal to $7.05 (subject to adjustment to prevent dilution) and the exercise price of the Series B Warrants is $35.50 (subject to adjustment to prevent dilution). As of December 31, 2000 the Series A Notes had accrued and unpaid interest of approximately $37,397.26 and the Series B notes had accrued and unpaid interest of approximately $37,397.26.

       Pursuant to the terms of the Series A Notes, Series B Notes, Series A Warrants and Series B Warrants the Reporting Persons cannot be "beneficial owners" of more than 10.00% of the Common Stock of the Company within the meaning of Rule 13-d.

Item 5 Ownership of Five Percent or Less of a Class:

                                 Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

                                 Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                                 See Item 2 above.

-----------------------------                       ----------------------------
  Cusip No. 64111F108                    13G             Page 14 of 16 Pages
-----------------------------                       ----------------------------


Item 8 Identification and Classification of Members of the Group:

                                 Not Applicable.

Item 9 Notice of Dissolution of Group:

                                 Not Applicable.

Item 10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------------------------                          --------------------------
  Cusip No. 64111F108                     13G            Page 15 of 16 Pages
----------------------------                          --------------------------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 9th day of February, 2001          /s/ Kenneth Griffin
                                              ---------------------------------
                                              Kenneth Griffin

CITADEL LIMITED PARTNERSHIP                  CITADEL INVESTMENT GROUP, L.L.C.

By: GLB Partners, L.P.,                   By: /s/ Kenneth Griffin
    its General Partner                       -------------------------------
                                              Kenneth Griffin, President

By: Citadel Investment Group, L.L.C.,
    its General Partner

By: /s/ Kenneth Griffin
    -----------------------------------
    Kenneth Griffin, President

GLB PARTNERS, L.P.                           WINGATE CAPITAL LTD.

By: Citadel Investment Group, L.L.C.,     By: Citadel Limited Partnership,
    its General Partner                       its Trading Manager

By: /s/ Kenneth Griffin                   By: GLB Partners, L.P.,
    -----------------------------------       its General Partner
    Kenneth Griffin, President

                                          By: Citadel Investment Group, L.L.C.,
                                              its General Partner

                                          By: /s/ Kenneth Griffin
                                              ----------------------------------
                                              Kenneth Griffin, President

WELLINGTON PARTNERS LIMITED                  FISHER CAPITAL LTD.
PARTNERSHIP

By: Citadel Limited Partnership,          By: Citadel Limited Partnership,
    its General Partner                       its Trading Manager

By: GLB Partners, L.P.,                   By: GLB Partners, L.P.,
    its General Partner                       its General Partner

By: Citadel Investment Group, L.L.C.,     By: Citadel Investment Group, L.L.C.,
    its General Partner                       its General Partner

By: /s/ Kenneth Griffin                   By: /s/ Kenneth Griffin
    -----------------------------------       ---------------------------------
    Kenneth Griffin, President                Kenneth Griffin, President

--------------------------                          ----------------------------
  Cusip No. 64111F108                13G                Page 16 of 16 Pages
--------------------------                          ----------------------------

KENSINGTON GLOBAL STRATEGIES FUND, LTD.

By: Citadel Limited Partnership,
    its Trading Manager

By: GLB Partners, L.P.,
    its General Partner

By: Citadel Investment Group, L.L.C.,
    its General Partner

By: /s/ Kenneth Griffin
    --------------------------------------------
     Kenneth Griffin, President